CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

CONFIDENTIAL	Pfizer Inc. to Medicus Subject Matter: CD228V Execution Copy

CO-DEVELOPMENT AND LICENSE AGREEMENT

THIS CO-DEVELOPMENT AND LICENSE AGREEMENT ("Agreement") is made effective as of September 2, 2026 (the "Effective Date"), by and between Medicus Pharma Inc. a Delaware corporation with offices at 300 Conshohocken State Rd Suite 200 W Conshohocken PA 19428 ("Licensee") and Pfizer Inc., a Delaware corporation, with offices at 66 Hudson Blvd. East, New York, NY 10001 ("Pfizer"). Licensee and Pfizer may, from time-to-time, be individually referred to as a "Party" and collectively referred to as the "Parties".

RECITALS

WHEREAS, Pfizer Controls the Licensed Technology (hereinafter defined);

WHEREAS, the Parties wish to collaborate with respect to the future Development of the Licensed Technology; and

WHEREAS, Licensee wishes to obtain, and Pfizer wishes to grant, certain licenses under the Licensed Technology on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which the Parties hereby acknowledge, the Parties, intending to be legally bound hereby, agree to the foregoing and as follows:

1. DEFINITIONS.

1.1. "Additional Indication" is defined in Section 5.3.4.

1.2. "Affiliate" means, with respect to a Party, any Person that, on the Effective Date or during the Term, controls, is controlled by, or is under common control with that Party. For the purpose of this definition, "control" shall refer to: (a) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of an entity, whether through the ownership of voting securities or other ownership interest, by contract or otherwise, or (b) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting securities or other ownership interest of such entity.

1.3. "Agreement" is defined in the introduction to this Agreement.

1.4. "Annual Sales Milestone Payment" is defined in Section 5.4.1.

1.5. "Applicable Law" means any applicable law, statute, rule, regulation, order, judgment or ordinance of any governmental authority.

1.6. "Bankruptcy Code" is defined in Section 13.3.

1.7. "Bankruptcy Event" is defined in Section 13.3.

1.8. "Biosimilar Notice" means a copy of any application submitted by a Third Party to the FDA under 42 U.S.C. § 262(k) of the Public Health Service Act (or, in the case of a country of the Territory outside the United States, any similar law) for Regulatory Approval of a biopharmaceutical product, which application identifies a Product as the reference product with respect to such product, and other information that describes the process or processes used to manufacture the biopharmaceutical product.

1.9. "BLA" means a Biologics License Application filed with the FDA in the United States with respect to a Product, as defined in Title 21 of the U.S. Code of Federal Regulations, Section 601.2 et. seq. or the equivalent thereof filed in a country other than the United States.

1.10. "Business Day" means any day other than a Saturday, a Sunday or a day on which commercial banks located in New York, New York are authorized or required by Applicable Law to remain closed.

1.11. "Calendar Quarter" means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.

1.12. "Calendar Year" means each calendar year.

1.13. "CDA" is defined in Section 17.11.1.

1.14. "Change of Control" means, with respect to a Party, whether effected in a single transaction or a series of related transactions, (a) the acquisition of beneficial ownership, directly or indirectly, by any Person (other than such Party or an Affiliate of such Party) of securities or other voting interest of such Party representing a majority or more of the combined voting power of such Party's then-outstanding securities or other voting interests; (b) any merger, reorganization, consolidation, share exchange, business combination or similar transaction involving such Party (i) pursuant to which fifty percent (50%) or more of the outstanding voting securities of such Party (or, if applicable, the ultimate parent of such Party) would be converted into cash or securities of any other Person or (ii) that results in the holders of beneficial ownership of the voting securities or other voting interests of such Party (or, if applicable, the ultimate parent of such Party) immediately prior to such merger, reorganization, consolidation or business combination ceasing to hold beneficial ownership of at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger, reorganization, consolidation, share exchange, business combination or similar  transaction; (c) any sale, lease, exchange, contribution or other transfer of all or any material portion of the assets of such Party and its subsidiaries taken as a whole, other than the sale or disposition of such assets to an Affiliate of such Party; or (d) the approval of any plan or proposal for the liquidation or dissolution of such Party.

1.15. "Claims" is defined in Section 11.1.

1.16. "CMO" means a contract manufacturing organization.

1.17. "Commercialize" or "Commercialization" means to market, promote, distribute, offer for sale, sell, import, have imported, export, have exported or otherwise commercialize a compound or product. When used as a noun, "Commercialization" means any and all activities involved in Commercializing.

1.18. "Commercially Reasonable Efforts" means, with respect to the Development or Commercialization of a Product, that level of efforts and resources commonly dedicated by a company in the research-based pharmaceutical industry to the development or commercialization, as the case may be, of a product of similar commercial potential at a similar stage in its lifecycle, in each case taking into account issues of safety and efficacy, product profile, the proprietary position, the then-current competitive environment for such product and the likely timing of such product's entry into the market, the regulatory environment and the status of such product, and other relevant scientific, technical and commercial factors.

1.19. "Compliance Laws" is defined in Section 10.4.

1.20. "Compound" means PF-08046031, also known as CD228V or SGN-CD228V, Pfizer's antibody-drug conjugate comprising (i) a humanized IgG1 monoclonal antibody that binds CD228 (melanotransferrin), covalently linked (ii) via a protease-cleavable linker to (iii) a microtubule-disrupting cytotoxic agent, including monomethyl auristatin E (MMAE).

1.21. "Confidential Information" is defined in Section 9.1.

1.22. "Control" or "Controlled" means, with respect to any Intellectual Property Rights or other rights to provide data or other information, the legal authority or right (whether by ownership, license or otherwise) of a Party to grant a license or a sublicense of or under such Intellectual Property Rights to the other Party or provide such data or other information to such other Party without breaching the terms of any agreement with a Third Party.

1.23. "CRO" means a contract research organization.

1.24. "Cumulative Sales Milestone" is defined in Section 5.4.2.

1.25. "Cumulative Sales Milestone Payment" is defined in Section 5.4.2.

1.26. "Develop" or "Development" means to conduct any and all research and development activities necessary to obtain Regulatory Approval.

1.27. "Developed IP" means any Intellectual Property Rights that are both: (a) related to the Product, and (b) conceived, discovered, created, developed or reduced to practice by or on behalf of Licensee, its Affiliates or sublicensees alone or together with each other or one or more Third Parties during the Term.

1.28. "Development Budget" means the budget for the Development activities set forth in the Development Plan, as included in the Development Plan and updated in accordance with Section 4.6.

1.29. "Development Funding Payment" is defined in Section 5.1.2.

1.30. "Development Milestone" is defined in Section 5.3.

1.31. "Development Milestone Payment" is defined in Section 5.3.

1.32. "Development Plan" is defined in Section 4.6.

1.33. "Disputes" is defined in Section 16.1.

1.34. "Effective Date" is defined in the introduction to this Agreement.

1.35. "Effective Date Payment" is defined in Section5.1.1.

1.36. "Election Notice" is defined in Section 7.2.3.

1.37. "Esophageal Cancer Indication" means primary cancer arising from esophagus and esophagogastric junction, including all histological subtypes such as squamous or adenocarcinoma.

1.38. "European Major Market Country" is defined in Section 5.3.1.

1.39. "FDA" means the United States Food and Drug Administration, or a successor federal agency thereto.

1.40. "Field" means the treatment, prevention, diagnosis, control and maintenance of all diseases and disorders in humans.

1.41. "First Anniversary Payment" is defined in Section5.1.1.

1.42. "First Commercial Sale" means the first sale of the Product by Licensee or Licensee's Affiliate or sublicensee to a Third Party in a country in the Territory following receipt of Regulatory Approval for such Product in such country.

1.43. "Force Majeure Event" is defined in Section 17.4.

1.44. "Funding Election Notice" is defined in Section 5.13.2.

1.45. "Funding Negotiation Period" is defined in Section 5.13.3.

1.46. "Funding Trigger Notice" is defined in Section 5.13.1.

1.47. "GAAP" means United States generally accepted accounting principles or an alternative international generally accepted standard of accounting principles used by Licensee, including International Reporting Financial Standards, in each case consistently applied.

1.48. "Global Trade Control Laws" means the U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the U.S. economic sanctions rules and regulations implemented under statutory authority and/or the President's Executive Orders and administered by the U.S. Department of the Treasury Office of Foreign Assets Control; European Union (E.U.) Council Regulations on export controls, including No. 2021/821; other E.U. Council sanctions regulations, as implemented in E.U. Member States; export controls administered by the UK's Department for Business and Trade including through the Export Control Order (as amended) 2008, the Export Control Act 2002 and retained EU Council Regulation 428/2009; UK economic sanctions rules and regulations implemented by His Majesty's Treasury through the Office of Financial Sanctions Implementation; United Nations sanctions policies; all relevant regulations and legislative instruments made under any of the above; other relevant economic sanctions, export and import control laws, embargoes or any other restrictive measures and other laws, regulations, legislation, orders and requirements imposed by a relevant governmental entity.

1.49. "Government Official" is defined in Section 10.4.

1.50. "HNSCC Indication" means primary squamous cell carcinoma arising from head and neck including but not limited to oral cavity, oropharynx, hypopharynx or larynx.

1.51. "IND" means: (a) an investigational new drug application filed with the FDA for authorization for the clinical investigation of the Product, and (b) any of its foreign equivalents as filed with the applicable Regulatory Authorities in other countries or regulatory jurisdictions in the Territory, as applicable.

1.52. "Intellectual Property Rights" means all trade secrets, copyrights, Patent Rights, trademarks, moral rights, Know-How and any and all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction.

1.53. "Know-How" means any proprietary invention, discovery, development, data, information, process, method, technique or other know-how, whether or not patentable.

1.54. "Knowledge" means actual knowledge of the individuals listed on Schedule 1.54 and is not meant to require or imply that any particular inquiry or investigation has been or must be undertaken, including, without limitation, obtaining any type of search (independent of that performed by the actual governmental authority during the normal course of patent prosecution, as applicable, in a jurisdiction) or opinion of counsel.

1.55. "Licensed Know-How" means all Know-How Controlled by Pfizer as of the Effective Date that is identified on Schedule 3.

1.56. "Licensed Product Patent Rights" means all Patent Rights listed on Schedule 1.56.

1.57. "Licensed Platform Patent Rights" means the Patent Rights set forth on Schedule 1.57.

1.58. "Licensed Patent Rights" means the Licensed Product Patent Rights and the Licensed Platform Patent Rights.

1.59. "Licensed Technology" means, collectively, the Licensed Patent Rights and Licensed Know-How.

1.60. "Licensee" is defined in the Introduction to this Agreement.

1.61. "Major Market Country" means any of France, Germany, Italy, Japan, Spain, the United Kingdom or the United States.

1.62. "Manufacture" or "Manufacturing" means to make, produce, manufacture, process, fill, finish, package, label, perform quality assurance testing, release, ship or store a compound or product or any component thereof. When used as a noun, "Manufacture" or "Manufacturing" means any and all activities involved in Manufacturing a compound or product or any component thereof.

1.63. "Marginal Royalty Rates" is defined in Section 5.5.

1.64. "Milestone Payments" means, collectively, the Development Milestone Payments and Sales Milestone Payments.

1.65. "Net Sales" means, with respect to all Products distributed or sold in the Territory to Third Parties by Licensee, its Affiliates and sublicensees, gross amounts invoiced for sales of such Products in the Territory, less the following deductions from such gross amounts which deductions are actually incurred, allowed, paid or accrued: (a) sales returns and allowances actually paid, granted or accrued, including trade, quantity and cash discounts and other adjustments, including those granted on account of price adjustments, returns, rebates, chargebacks or similar payments granted or given to wholesalers or other institutions, (b) adjustments arising from consumer discount programs or other similar programs and (c) customs or excise duties, valued-added taxes, sales taxes, consumption taxes and other taxes (except income taxes) or duties relating to sales, any payment in respect of sales provided such duties or taxes are recorded in gross sales, and (d) any payment in respect of sales to the United States government, any state government or any foreign government, or to any other governmental authority, or with respect to any government-subsidized program or managed care organization. Net Sales shall be determined from the Licensee's books and records maintained in accordance with GAAP consistently applied. For the purposes of calculating Net Sales, transactions involving the sale of Products between Licensee and its Affiliates, or between Licensee or its Affiliates and any sublicensees, where the buying entity is not the end user, shall not constitute Net Sales under this Agreement. Net Sales shall only be recognized upon the final sale of products into the commercial supply chain.

1.66. "Partner" means any of Licensee's sublicensees and assignees and its other commercial partners or transferees of rights to the Product or Licensed Technology.

1.67. "Party" and "Parties" is defined in the introduction to this Agreement.

1.68. "Patent Rights" means any and all (a) issued patents, (b) pending patent applications, including all provisional applications, divisions, continuations, substitutions, continuations-in-part and renewals, and all patents granted thereon, (c) patents-of-addition, re-examinations, reissues and extensions or restorations by existing or future extension or restoration mechanisms, including patent term adjustments, patent term extensions, supplementary protection certificates or the equivalent thereof, (d) inventor's certificates and (e) United States and foreign counterparts of any of the foregoing.

1.69. "Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

1.70. "Phase I Clinical Trial" means a clinical trial that generally provides for the first introduction into humans of a pharmaceutical product with the primary purpose of determining safety, metabolism and pharmacokinetic properties and clinical pharmacology of such product, in a manner that is generally consistent with 21 CFR § 312.21(a), as amended (or its successor regulation).

1.71. "Pivotal Trial" means a pivotal clinical trial with a defined dose or a set of defined doses of a pharmaceutical product designed to ascertain efficacy and safety of such product, in a manner that is generally consistent with 21 CFR § 312.21(c), as amended (or its successor regulation), for the purpose of enabling the preparation and submission of a BLA.

1.72. "Pfizer" is defined in the Introduction to this Agreement.

1.73. "Pfizer Indemnitees" is defined in Section 11.1.

1.74. "Post-Pivotal Funding Trigger Event" is defined in Section 5.13.1.

1.75. "Product" means any pharmaceutical product that includes or incorporates the Compound.

1.76. "Recipients" is defined in Section 9.2.

1.77. "Regulatory Approval" means, with respect to the Product in any country or jurisdiction, any approval, registration, license or authorization that is required by the applicable Regulatory Authority to market and sell the Product in such country or jurisdiction.

1.78. "Regulatory Authority" means any governmental agency or authority responsible for granting Regulatory Approvals for the Product in the Territory.

1.79. "Regulatory Filings" means, with respect to the Product, any submission to a Regulatory Authority of any appropriate regulatory application, including, without limitation, any IND, BLA, any submission to a regulatory advisory board, any marketing authorization application, and any supplement or amendment thereto.

1.80. "Relevant Records" is defined in Section 6.1.

1.81. "Residuals" is defined in Section 2.4.

1.82. "Restricted Markets" means, as applicable under Global Trade Control Laws, the Crimean Peninsula, Cuba, the Donbass Region (Donetsk and Luhansk), Iran, North Korea, and Syria.

1.83. "Restricted Party" means any individual(s) or entity(ies) on any of the following: the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals List and the Sectoral Sanctions Identifications List, as administered by the U.S. Department of the Treasury Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the entities subject to restrictive measures and the Consolidated List of Persons, Groups and Entities Subject to E.U. Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy; the List of Excluded Individuals / Entities, as published by the U.S. Health and Human Services - Office of Inspector General; any lists of prohibited or debarred parties established under the U.S. Federal Food Drug and Cosmetic Act; the list of parties suspended or debarred from contracting with the U.S. government; and similar lists of restricted parties maintained by the governmental entities of the countries that have jurisdiction over the Parties and activities conducted under this Agreement; or where legally applicable any party controlled or 50% or more owned by a Restricted Party.

1.84. "Restricted Party Screening" means the comparison of any individual or entity directly or indirectly involved in activities under this Agreement against the relevant lists of Restricted Parties.

1.85. "Review Period" is defined in Section 14.3.

1.86. "Royalties" is defined in Section 5.5.

1.87. "Royalty Term" means, with respect to each Product in each country in the Territory, the period commencing on the First Commercial Sale of such Product in such country and expiring upon the later of: (a) fifteen (15) years following the date of First Commercial Sale of the Product in such country, (b) the expiration of all regulatory or data exclusivity in such country or (c) the date upon which the manufacture, use, sale, offer for sale or importation of such Product in such country would no longer infringe, but for the license granted herein, a Valid Claim of a Licensed Patent Right.

1.88. "Sales Milestone" is defined in Section 5.4.

1.89. "Sales Milestone Payment" is defined in Section 5.4.

1.90. "2L Melanoma Indication" means the primary cancer arising from the melanocytes including various sub-types of melanoma such as cutaneous, uveal, or mucosal melanoma and previously been treated with one prior systemic anti-cancer therapy for advanced disease.

1.91. "Significant Transaction" means, whether effected in a single transaction or a series of related transactions, any transaction undertaken by Licensee or its Affiliates to sell, divest, license or assign to a person other than an Affiliate of Licensee either (directly or indirectly) (a) all or substantially all of Licensee's rights to the Licensed Technology, or (b) the right to Commercialize a Product (in either case of (a) or (b), other than to a third party contract research organization or contract manufacturing organization conducting Development or Manufacturing in respect of a Product on Licensee's or its Affiliate's behalf).

1.92. "Strategic Transaction Payment" means, with respect to the payment by any acquiring Person pursuant to any Change of Control of Licensee or any Significant Transaction, the amount due pursuant to such Change of Control transaction or Significant Transaction, including without limitation, amounts received upon the closing of such transaction, any amounts released from any escrow account pursuant to and after the closing of such transaction, and any contingent payment (including without limitation, any earn out payment, and the like) if, and to the extent, and when, actually paid (each, a "Payment"): (a) the aggregate portion of such Payment that would have been actually received, in the absence of any payment to Pfizer under Section 5.7, directly by all of the holders of Licensee's securities (in the case of any Change of Control of Licensee other than as described in clause (c) or clause (d) of the definition of Change of Control), and (b) the aggregate portion of such Payment that would have been received by the security holders of Licensee in the form of a dividend or distribution by Licensee to the security holders of Licensee, in the absence of any Strategic Transaction Payment (in the case of any Change of Control of Licensee described in clause (c) or clause (d) of the definition of Change of Control).

1.93. "Specified Indication" means the 2L Melanoma Indication, the HNSCC Indication and the Esophageal Cancer Indication.

1.94. "Sublicensing Income" means any and all consideration in any form paid to Licensee by a Partner who is a sublicensee for the grant of a Sublicense under the Licensed Technology, including but not limited to upfront fees, success fees, license issue fees, license maintenance fees, fees for transfer of intellectual property, royalties on sales of Product (to the extent such royalties are in excess of the Royalties set forth in Section 5.5) or other Product supporting documentation (to the extent that such payments exceed the recovery of associated research and development and reproduction costs); provided that Sublicensing Income shall expressly not include (a) royalties that are equal to or less than those set forth in Section 5.5; (b) payments received by Licensee (as properly documented by Licensee and subject to audit) in connection with research, development or supply activities under joint ventures, partnerships or collaboration agreements where Licensee or an Affiliate is obligated to perform research, development or supply activities for any Product; (c) other payments made by a Partner as consideration for Licensee's or an Affiliate's performance of services (e.g., to a CRO or CMO) or provision of goods; (d) reimbursement of actual patent prosecution, maintenance, enforcement or defense expenses; (e) loans to Licensee unless and until such loaned amount becomes forgiven; (f) payments based on a profit share interest paid in consideration for Licensee's or its Affiliate's payment of development or commercialization expenses; and (g) amounts paid for purchase of securities of Licensee to the extent that such payment does not exceed the fair market value of such securities.

1.95. "Tax Action" is defined in Section 5.12.2.

1.96. "Term" is defined in Section 13.1.

1.97. "Territory" means worldwide.

1.98. "Third Party" means any Person other than a Party or an Affiliate of a Party.

1.99. "Third Party Infringement" is defined in Section 8.1.

1.100. "Total Annual Net Sales" is defined in Section 5.4.1.

1.101. "Transaction Completion Payment" is defined in Section 5.7.

1.102. "Upfront Payment" is defined in Section 5.1.1.

1.103. "Valid Claim" means with respect to a particular country, a claim of a Patent Right within the Licensed Patent Rights that (a) with respect to an issued and unexpired patent, (i) has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental authority of competent jurisdiction, which decision is unappealed or unappealable within the time allowed for appeal and (ii) has not expired or been cancelled, withdrawn, abandoned, disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise and (b) with respect to a pending patent application, has not been abandoned or finally disallowed without the possibility of appeal or refiling of such application.

1.104. "VAT" is defined in Section 5.12.1.

1.105. Interpretation. Except where the context expressly requires otherwise, (a) the use of any gender herein encompasses references to either or both genders, and the use of the singular includes the plural (and vice versa), (b) the words "include", "includes" and "including" are deemed to be followed by the phrase "without limitation", (c) the word "shall" has the same meaning and effect as the word "will", (d) any definition of or reference to any agreement, instrument or other document herein refers to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (e) any reference herein to any Person includes the Person's successors and assigns, (f) the words "herein", "hereof" and "hereunder", and words of similar import, refer to this Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Sections, Exhibits or Schedules refer to Sections, Exhibits or Schedules of this Agreement, and references to this Agreement include all Exhibits and Schedules hereto, (h) the word "notice" means notice in writing (whether or not specifically stated) and includes notices, consents, approvals and other written communications contemplated under this Agreement, (i) provisions that require that a Party, the Parties or any committee hereunder "agree," "consent" or "approve" or the like requires that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise, (j) references to any specific law, rule or regulation, or article, section or other division thereof, includes the then-current amendments thereto or any replacement or successor law, rule or regulation thereof, and (k) the term "or" is to be interpreted in the inclusive sense commonly associated with the term "and/or."

2. LICENSE GRANT.

2.1. License Grant.

2.1.1. Licensed Product Patent Rights. Subject to the terms and conditions of this Agreement, Pfizer hereby grants to Licensee an exclusive, sublicensable (subject to Section 2.2), royalty-bearing right and license under the Licensed Product Patent Rights to use, have used, Develop, have Developed, Manufacture, have Manufactured, Commercialize, have Commercialized and otherwise exploit the Compound and Products in the Field within the Territory.

2.1.2. Licensed Know How and Licensed Platform Patent Rights. Subject to the terms and conditions of this Agreement, Pfizer hereby grants to Licensee a non-exclusive, sublicensable (subject to Section 2.2), royalty-bearing right and license to use the Licensed Know-How and the Licensed Platform Patent Rights for the sole purpose of the use, Development, Commercialization and Manufacture of the Compound and Products in the Field within the Territory.

2.1.3. Affiliates. To the extent any of the Licensed Technology is Controlled by an Affiliate of Pfizer, then promptly following the Effective Date, Pfizer shall cause such Affiliate to take all necessary actions to give effect to the licenses granted under this Section 2.1.

2.2. Sublicense Rights. Licensee may sublicense the rights granted to it by Pfizer under this Agreement to any of its Affiliates without Pfizer's approval or to any Third Party upon Pfizer's prior written approval, which approval shall not be unreasonably withheld or delayed. Any and all sublicenses shall be subject to the following requirements:

2.2.1. All sublicenses shall be subject to and consistent with the terms and conditions of this Agreement and shall: (a) preclude the assignment of such sublicense without the prior written approval of Pfizer, (b) include Pfizer as a third party beneficiary under the sublicense with the right to enforce the terms of such sublicense, and (c) preclude the granting of further sublicenses in contravention with the terms and conditions of this Agreement. In no event shall any sublicense relieve Licensee of any of its obligations under this Agreement.

2.2.2. Licensee shall furnish to Pfizer a true and complete copy of each sublicense agreement and each amendment thereto, within [***] days after the sublicense or amendment has been executed.

2.3. Retained Rights. Licensee acknowledges and agrees that (a) Pfizer retains the right to make, have made, use and import the Compound and Product for all internal research purposes or for use as a comparator in the conduct of clinical trials of other compounds or products, (b) Pfizer is free to use the Licensed Patent Rights and Licensed Know-How for purposes other than those exclusively licensed to Licensee under this Agreement and for all internal research purposes and (c) Pfizer retains the rights that have been or may be provided by Pfizer to (i) a reagent supplier, to make or sell the Compound or (ii) a non-commercial entity to use the Compound, in each case in the form of non-GMP samples of the Compound in mg quantities solely as a research reagent.

2.4. Residuals. Pfizer may use for any purpose the Residuals resulting from access to or work with the Compound and Licensed Know-How. As used herein, "Residuals" means information in non-tangible form that may be retained by persons who have had access to the Compound and Licensed Know-How, including ideas, concepts, know-how or techniques contained therein.

2.5. No Additional Rights. Nothing in this Agreement shall be construed to confer any rights upon Licensee by implication, estoppel, or otherwise as to any technology or Intellectual Property Rights of Pfizer or its Affiliates other than the rights in Licensed Technology expressly granted herein, regardless of whether such technology or Intellectual Property Rights shall be dominant or subordinate to any Licensed Technology.

3. TRANSFER ACTIVITIES. Schedule 3 sets forth the documentation and materials that Pfizer will transfer to Licensee and related activities to be performed by the Parties.  Except as expressly set forth on Schedule 3, Pfizer shall have no obligation to transfer any information, documentation, equipment or materials to Licensee or to perform any activities related thereto.

4. DEVELOPMENT; COMMERCIALIZATION; MANUFACTURING.

4.1. General. Licensee shall have sole responsibility for the cost and expense of, and, subject to Section 4.2, the sole authority over and control of, the Development, Manufacture, Regulatory Approval and Commercialization of the Compound and Product in the Territory for use in the Field.

4.2. Diligence.

4.2.1. Development. Licensee shall itself, or through its Affiliates or sublicensees, use Commercially Reasonable Efforts to Develop and seek Regulatory Approval for the Product in all Major Market Countries.

4.2.2. Commercialization. Licensee shall itself, or through its Affiliates or sublicensees, use Commercially Reasonable Efforts to Commercialize a given Product in each country in the Territory where Licensee or its designated Affiliates or sublicensees receive Regulatory Approval for such Product.

4.3. Regulatory Filings. In connection with its efforts to Develop the Product, Licensee shall bear all responsibility and expense for submitting Regulatory Filings and obtaining and maintaining Regulatory Approval for the Product. Licensee will undertake such activities at its sole expense. Upon the effective date of transfer of the Regulatory Filings, Licensee shall be responsible for maintaining at its sole expense such Regulatory Filings transferred to Licensee pursuant to Schedule 3.

4.4. Progress Reporting. Within [***] following the end of each second and fourth Calendar Quarter during each Calendar Year, Licensee shall provide to Pfizer a report that includes (a) with respect to the immediately preceding two Calendar Quarters an update on the progress of Licensee's Development and Commercialization activities, including key achievements during such period, (b) a summary of the planned Development and Commercialization activities for the following two Calendar Quarters, including key achievements that are expected during such period and planned Regulatory Authority interactions, (c) a summary of the Development costs incurred during the reporting period measured against the then current Development Budget and, until the Development Funding Payment has been fully applied, a statement of the application of the Development Funding Payment in accordance with Section 5.1.2 and (d) a non-binding [***] year forecast (with the first such year being the then current Calendar Year) of payments that are anticipated to be made to Pfizer pursuant to Article 5, which shall be reported on a Calendar Quarter basis for the first year covered by such forecast and on a Calendar Year basis for the second and third years covered by such forecast; provided that the forecast under this clause (d) shall be required only in the report delivered in respect of the fourth (4th) Calendar Quarter.  Licensee's obligation to report on a semi-annual basis under this Section 4.4 shall continue until the earlier of (i) the first Regulatory Approval of a Product in the United States and (ii) [***], after which Licensee shall provide a single report meeting the requirements of clauses (a), (b) and (d) above on or before [***] in respect of the immediately preceding Calendar Year.  Licensee shall promptly respond to Pfizer's reasonable inquiries regarding the Development activities relating to the Compound and Product, including clinical recruitment progress, adverse events that have occurred and the status of any applications for Regulatory Approval.

4.5. CROs and CMOs. Licensee may contract with qualified Third Party CROs or CMOs to handle certain clinical Development or Manufacturing activities, in Licensee's reasonable discretion. As between the Parties, all costs of CROs or CMOs will be borne solely by Licensee. For clarity, Licensee shall not be required to obtain Pfizer's consent of a sublicense to a CRO or CMO if the applicable contract is (a) in the case of a CRO, limited to a license for such CRO to perform research with regard to a Product on behalf of Licensee or (b) in the case of a CMO, limited to a license for such CMO to Manufacture Product on behalf of Licensee, provided, however, that if Licensee provides any of Pfizer's Confidential Information to any such CRO or CMO or any such CRO or CMO has or may have access to any of Pfizer's Confidential Information, Licensee shall require any such CRO or CMO to maintain the confidentiality of and limit its use of such Confidential Information under terms and conditions that are no less restrictive than those set forth in Article 9 of this Agreement and Licensee shall not grant any license or sublicense to any CRO or CMO that has been debarred or the subject of debarment proceedings by any regulatory agency.

4.6. Development Plan and Development Budget. Licensee's plan for conducting Development activities with respect to the Compound and Product, together with Licensee's good faith estimate of the costs of such activities (the "Development Budget"), is set forth in Schedule 4.6 (as updated pursuant to this Section 4.6, the "Development Plan"). For clarity, the Development Plan and the Development Budget are provided for informational purposes only and are not intended to expand, diminish or otherwise modify the scope of Licensee's obligations under Section 4.2, and no failure to conduct any activity contemplated by the Development Plan shall in itself constitute a breach of this Agreement.  Licensee shall provide Pfizer with an updated Development Plan and Development Budget at least once per Calendar Year, together with the report delivered under Section 4.4 in respect of the fourth (4th) Calendar Quarter, until the earlier of (a) the first Regulatory Approval of a Product in the United States and (b) [***]. For so long as such obligation continues, to the extent Licensee substantively changes the Development Plan or the Development Budget, Licensee shall provide Pfizer with such changed Development Plan or Development Budget within [***] of the occurrence of such substantive change.  For purposes of this Section 4.6, each of the following shall be deemed a substantive change: (i) an aggregate increase or decrease of more than [***] in the Development Budget for any Calendar Year; (ii) an anticipated delay of more than [***] in any Development activity timeline as compared with the timeline set forth in the most recent Development Plan received by Pfizer; (iii) elimination of planned Development activities in the United States; and (iv) the addition or deletion of an indication in the Field being pursued under the Development Plan; provided that the Parties acknowledge and agree that the foregoing is a non-exhaustive list of circumstances that may rise to the level of a substantive change.

4.7. Review and Comment. Pfizer shall have the right, but not the obligation, to review and to provide comments to Licensee on the Development Plan and the Development Budget, and on any update or amendment to either, in each case within [***] following Pfizer's receipt thereof. Licensee shall consider any such comments in good faith.  For clarity: (a) Licensee shall not be required to delay, modify, suspend or refrain from conducting any Development activity, or to delay the adoption or implementation of any Development Plan or Development Budget or any update thereto, as a result of Pfizer's right to review and comment under this Section 4.7; (b) Licensee may determine whether to incorporate any such comments in its sole discretion; and (c) neither Pfizer's provision of comments, nor Pfizer's failure to provide comments, shall constitute an approval, consent, acceptance, waiver, endorsement or ratification by Pfizer of the Development Plan, the Development Budget or any Development activity, or a waiver of any right or remedy of Pfizer under this Agreement, including under Sections 4.2 and 13.2.

4.8. Development Review Meetings. Pfizer shall have the right, but not the obligation, to meet with Licensee to discuss the Development Plan, the Development Budget and any report delivered under Section 4.4. Such meetings shall be held no more frequently than [***], upon not less than [***]Business Days' prior written notice from Pfizer to Licensee, and may be conducted by teleconference or videoconference or, if the Parties so agree, in person. A reasonable number of representatives of each Party may attend, and each Party shall bear its own costs and expenses of participation.  Each such meeting shall be for informational purposes only. Pfizer's election not to request or attend any such meeting shall not constitute a waiver of any right of Pfizer under this Agreement. No joint steering committee, joint development committee or other governance body is established by, and neither Party is obligated to establish any such body under, this Agreement.

4.9. No Decision-Making Rights. Notwithstanding Sections 4.6 through 4.8, Section 5.1.2 or anything else in this Agreement to the contrary:

4.9.1. As between the Parties, Licensee retains sole authority over and control of, and sole responsibility for the cost and expense of, the Development, Manufacture, Regulatory Approval and Commercialization of the Compound and Product in accordance with Section 4.1, and the sole right to make all decisions with respect thereto;

4.9.2. Pfizer shall have no approval, consent, veto, direction or other decision-making right with respect to the Development Plan, the Development Budget or any Development activity, and no right to require the conduct, modification, suspension, acceleration or discontinuation of any Development activity; and no disagreement between the Parties as to the content of, or as to any comment on, the Development Plan or the Development Budget shall constitute a Dispute for purposes of Section 16.1;

4.9.3. No information provided to Pfizer, comment made by Pfizer, meeting attended by Pfizer, or absence of objection by Pfizer, under this Agreement shall be construed as an approval, consent, direction or instruction by Pfizer, or as an assumption by Pfizer of any responsibility, duty of care or other obligation to Licensee, to any clinical investigator or study subject, or to any Third Party, in respect of the Development, Manufacture or Commercialization of any Compound or Product; and

4.9.4. Each Party retains the rights, powers and discretion granted to it under this Agreement, and no such rights, powers or discretion are delegated to or vested in any committee, working group or other joint body unless expressly so provided in this Agreement or expressly agreed by the Parties in writing.

5. PAYMENT TERMS.

5.1. Upfront Payment and Development Funding Payment.

5.1.1. In partial consideration of the licenses and rights granted to Licensee hereunder, Licensee shall pay to Pfizer: (i) a one-time, upfront, non-refundable and non-creditable payment of US$12,000,000 on the Effective Date ("Effective Date Payment"); and (ii) a one-time, non-refundable and non-creditable payment of US$15,000,000 on the first anniversary of the Effective Date (the "First Anniversary Payment", and together with the Effective Date Payment, the "Upfront Payment").

5.1.2. Development Funding Payment.  In partial consideration of Licensee's undertakings under Article 4, on the Effective Date, Pfizer shall pay to Licensee a one-time, non-refundable and non-creditable payment of $2,000,000 (the "Development Funding Payment"). Licensee shall apply the Development Funding Payment solely to fund Development activities for the Compound and Product conducted under the Development Plan, and for no other purpose. Licensee shall account for the application of the Development Funding Payment in each report delivered under Section 4.4 and shall maintain records sufficient to verify such application, which records shall constitute Relevant Records for purposes of Article 6.  Except for the Development Funding Payment and, if and only to the extent the Parties execute a definitive written agreement pursuant to Section 5.13, any amounts payable thereunder, Pfizer shall have no obligation to fund, provide, reimburse or bear any share of any Development, Manufacturing, regulatory, Commercialization or other cost or expense relating to the Compound or the Products. For clarity, the Development Funding Payment does not entitle Pfizer to (a) any decision-making, approval or direction right, (b) any additional equity or other ownership interest in Licensee or in any Compound or Product, or (c) any share of, or right to receive, any profit, loss, revenue or return of capital.

5.2. Materials Payment. In consideration of the materials transferred to Licensee pursuant to Schedule 3, Licensee shall pay to Pfizer the amounts set forth in Schedule 3  (or, where no amount is specified, Pfizer's actual cost) within [***]days following receipt of an invoice.

5.3. Development Milestone Payments. In partial consideration of the licenses and rights granted to Licensee hereunder, Licensee shall pay to Pfizer the amounts set forth below within [***] days following the first occurrence of each event described below (each event, a "Development Milestone" and each payment, a "Development Milestone Payment").

5.3.1. Second-Line Melanoma:

MILESTONE	MILESTONE PAYMENT
(1) [***]	[***]

5.3.2. Head & Neck Squamous Cell Carcinoma

MILESTONE	MILESTONE PAYMENT
(1) [***]	[***]

5.3.3. Esophageal Cancer

MILESTONE	MILESTONE PAYMENT
(1) [***]	[***]

5.3.4. All other indications:

MILESTONE	MILESTONE PAYMENT
(1) [***]	[***]

For the avoidance of doubt: (i) each Development Milestone Payment with respect to Section 5.3.1, 5.3.2 and 5.3.3 shall be payable only once upon achievement of the applicable Development Milestone; (ii) each Development Milestone Payment with respect to Section 5.3.4 shall be payable with respect to each Additional Indication; and (iii) satisfaction of a Development Milestone by a sublicensee or assignee of, or Third Party retained by, Licensee or its Affiliates shall be deemed to have been satisfied by Licensee for purposes of this Section 5.3.

If a Development Milestone is achieved without achieving an earlier Development Milestone or an earlier Development Milestone would otherwise have occurred or expected to have become payable prior to the Development Milestone that was achieved (e.g., the Product receives Regulatory Approval without dosing a first subject in a Pivotal Trial), then all prior Development Milestones shall be deemed to have been achieved, and if not previously paid, the corresponding Development Milestone Payments shall become payable simultaneously with payment for the Development Milestone that is achieved.

5.4. Sales Milestone Payments.

5.4.1. Annual Sales Milestones. In partial consideration of the licenses and rights granted to Licensee hereunder, Licensee shall pay to Pfizer the following one-time payments (each, an "Annual Sales Milestone Payment") when aggregate Net Sales of Products in a Calendar Year in the Territory (the "Total Annual Net Sales") first reach the respective thresholds indicated below (each such threshold, an "Annual Sales Milestone").

ANNUAL SALES MILESTONE	ANNUAL SALES MILESTONE PAYMENT
[***]	[***]

5.4.2. Cumulative Sales Milestone Payments. In consideration of the licenses and rights granted to Licensee hereunder, in addition to the Annual Sales Milestone Payments, Licensee shall pay to Pfizer the following one-time payments when cumulative Net Sales of Products in the Territory first reach the respective thresholds indicated below (each event, a "Cumulative Sales Milestone", and together with the Annual Sales Milestones, a "Sales Milestone"; and each payment, a "Cumulative Sales Milestone Payment", and together with the Annual Sales Milestone Payments, a "Sales Milestone Payment").

CUMULATIVE NET SALES	CUMULATIVE SALES MILESTONE PAYMENT
[***]	[***]

5.4.3. Licensee shall make any Sales Milestone Payment payable within [***] days after the end of the applicable Calendar Quarter in which the corresponding Sales Milestone was first achieved, and such payment shall be accompanied by a report identifying the relevant countries, Net Sales of the Product for each such country, and the amount payable to Pfizer under this Section 5.4. For the avoidance of doubt, each of the Sales Milestone Payments set forth above shall be payable one time only, regardless of the number of times the corresponding Sales Milestones are achieved.

5.5. Royalty Payments. In consideration of the licenses and rights granted to Licensee hereunder, Licensee shall pay to Pfizer royalties, calculated based on the "Marginal Royalty Rates" (set forth below), on the aggregate Net Sales resulting from the sale of Products, on a Product-by-Product basis, in the Territory during each Calendar Year (collectively, "Royalties").

NET SALES	MARGINAL ROYALTY RATE
[***]	[***]

Each marginal Royalty rate set forth in the table above shall apply only to that portion of the Net Sales of each Product in the Territory during a given Calendar Year that falls within the applicable range. Licensee shall pay to Pfizer the applicable Royalties within [***]days following the expiration of each Calendar Quarter after the date of the First Commercial Sale. Royalties will be payable on a Product-by-Product and country-by-country basis during the Royalty Term for such Product in such country until the expiration of the Royalty Term for such Product in such country. All Royalty payments shall be accompanied by a report that includes reasonably detailed information regarding a total monthly sales calculation of Net Sales of Product (including all deductions) and all Royalties payable to Pfizer for the applicable Calendar Quarter (including any foreign exchange rates employed).

5.6. Absence of Valid Claims. On a Product by Product and country by country basis, in the event that there is no Valid Claim included in the Licensed Patent Rights that, but for the licenses granted under this Agreement,  would, at the time of the sale of such Product in such country, be infringed by the sale or use of such Product in such country, then the Royalties payable on the Net Sales of such units of such Product shall be reduced by [***] of the royalties otherwise payable pursuant to Section 5.5 with respect to such Net Sales.

5.7. Sublicensing Income and Strategic Transaction Payments. In consideration of the licenses and rights granted to Licensee hereunder, Licensee shall pay to Pfizer [***] of: (i) all Sublicensing Income received from any Partner and (ii) any Strategic Transaction Payments (such amounts, "Transaction Completion Payments").

5.7.1. Licensee shall make Transaction Completion Payments based on Sublicensing Income within [***]days of receipt of such Sublicensing Income. Licensee shall make the Transaction Completion Payment with respect to a Strategic Transaction Payment contemporaneously with payment of the Strategic Transaction Payment by the applicable Third Party.

5.7.2. Such payment shall be accompanied by a report that includes (a) for a Change of Control transaction, a statement regarding the consideration paid or payable by such Third Party buyer, or (b) for a transaction to sublicense or divest to a Third Party, a calculation of all such Sublicensing Income actually received by Licensee and (c) a copy of any relevant documents and agreements to allow Pfizer to confirm the accuracy of such payment.

5.8. Other Payments. Licensee shall pay to Pfizer any other amounts due under this Agreement (including pursuant to Schedule 3) within [***]days following receipt of an invoice.

5.9. Late Payments. Any amount required to be paid by a Party that are not paid on the date due shall bear interest, to the extent permitted by law, at [***] above the Federal Funds Effective Rate EFFR (or any successor to such rate) for the date such payment was due, as reported by the Federal Reserve of New York (https://www.newyorkfed.org/markets/reference-rates/effr). Such interest shall be computed on the basis of a year of three hundred sixty (360) days for the actual number of days payment is delinquent.

5.10. Currency. Any payments under this Agreement (including Schedule 3) that are recorded in currencies other than the U.S. Dollar shall be converted into U.S. Dollars at the average of the daily foreign exchange rates published in the Wall Street Journal (or any other qualified source that is acceptable to both Parties) for the Calendar Quarter in which such payments or expenses occurred, or for periods less than a Calendar Quarter, the average of the daily rates published in the Wall Street Journal for such period.

5.11. Method of Payment. All payments under this Agreement shall be made by wire transfer via immediately available funds in U.S. dollars to credit the bank account set forth below or such other bank account as designated in writing by the recipient at least [***]days before payment is due. Any payment which falls due on a date which is not a Business Day may be made on the next succeeding Business Day.

Payments to Pfizer:
Bank Name:	[***]
Bank Country:	[***]
Bank Address:	[***]
Bank Account Number:	[***]
Bank Routing Number	[***]

Payments to Licensee:
Bank Name:	[***]
Bank Country:	[***]
Bank Address:	[***]
Bank Account Number:	[***]
Bank Routing Number	[***]

5.12. Taxes.

5.12.1. General. It is understood and agreed between the Parties that any payments made under this Agreement are exclusive of any value added or similar tax ("VAT"), which shall be added thereon as applicable. In the event any payments made pursuant to this Agreement become subject to withholding taxes under the laws or regulation of any jurisdiction, the paying Party shall deduct and withhold the amount of such taxes for the account of the receiving Party to the extent required by Applicable Law and such amounts payable to the receiving Party shall be reduced by the amount of taxes deducted and withheld, which shall be treated as paid to the receiving Party in accordance with this Agreement. To the extent that Licensee is required to deduct and withhold taxes on any payments under this Agreement, Licensee shall pay the amounts of such taxes to the proper governmental authority in a timely manner and promptly transmit to the payee an official tax certificate or other evidence of such withholding sufficient to enable Pfizer to claim such payments of taxes. Pfizer shall provide any tax forms to Licensee that may be reasonably necessary in order for Licensee not to withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Law, of withholding taxes, VAT, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or VAT.

5.12.2. Tax Actions. Notwithstanding anything in this Agreement to the contrary, if an action, including but not limited to any assignment or sublicense of its rights or obligations under this Agreement, or any failure to comply with Applicable Laws or filing or record retention requirements (a "Tax Action") by a Party leads to the imposition of withholding tax liability or VAT on the other Party that would not have been imposed in the absence of a Tax Action or in an increase in such liability above the liability that would have been imposed in the absence of such Tax Action, then (i) the sum payable by the Party that caused the Tax Action (in respect of which such deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that the other Party receives a sum equal to the sum which it would have received had no Tax Action occurred and (ii) the sum payable by the Party that caused a Tax Action (in respect of which such deduction or withholding is required to be made) shall be made to the other Party after deduction of the amount required to be so deducted or withheld, which deducted or withheld amount shall be remitted in accordance with Applicable Law. For the avoidance of doubt, a Party shall only be liable for increased payments pursuant to this Section 5.12.2 to the extent such Party engaged in a Tax Action that created or increased a withholding tax or VAT on the other Party.

5.12.3. Cooperation. The Parties agree to cooperate and produce on a timely basis any tax forms or reports, including an IRS Form W-8BEN, reasonably requested by the other Party in connection with any payment made under this Agreement.

5.13. Post-Pivotal Funding Option.

5.13.1. Trigger. Licensee shall give written notice to Pfizer (a "Funding Trigger Notice") within [***]days after the earlier of (a) the date on which Licensee first determines to initiate the first Pivotal Trial for a Product, and (b) the date on which Licensee determines to enter into a transaction with a Third Party pursuant to which such Third Party would fund all or any material portion of the Development of such Product from and after the first Pivotal Trial for such Product (each, a "Post-Pivotal Funding Trigger Event"). Each Funding Trigger Notice shall be accompanied by the then-current Development Plan and Development Budget for the Development activities proposed to be conducted from and after the first Pivotal Trial for such Product.

5.13.2. Exercise. Pfizer shall have the right, but not the obligation, to elect to fund all or any portion of such Development activities by delivering written notice to Licensee (a "Funding Election Notice") no later than [***]days after Pfizer's receipt of the Funding Trigger Notice. If Pfizer does not deliver a Funding Election Notice within such period, Pfizer shall be deemed to have elected not to fund such Development activities.

5.13.3. Negotiation. If Pfizer delivers a Funding Election Notice, the Parties shall use good faith efforts to agree upon, and to enter into, a definitive written agreement setting out the terms of such funding, including the amount and schedule of funding, permitted use of funds, reporting and audit, and the consideration payable to Pfizer in respect thereof, within [***]days following delivery of the Funding Election Notice (the "Funding Negotiation Period"). No such funding shall be effective unless and until set forth in a written agreement executed by both Parties.

5.13.4. Effect of Non-Agreement. If the Parties have not executed such an agreement by the end of the Funding Negotiation Period, then (a) the rights granted to Pfizer under this Section 5.13 with respect to such Product shall terminate and (b) this Agreement shall otherwise continue in full force and effect in accordance with its terms.

5.13.5. No Obligation; No Decision Rights. Nothing in this Section 5.13 obligates either Party to enter into any funding arrangement or to agree to any particular term, and neither the exercise of the option nor the failure of the Parties to reach agreement shall constitute a breach of this Agreement or of any implied covenant of good faith and fair dealing. Unless and until a definitive written agreement is executed under Section 5.13.3, Section 4.9 shall continue to apply without modification.

6. RECORDS; AUDIT RIGHTS.

6.1. Relevant Records. Licensee shall maintain accurate financial books and records pertaining to sale of the Product by Licensee, its Affiliates or sublicensees, including any and all calculations of the amounts payable under Article 5 (collectively, "Relevant Records").  Licensee shall maintain the Relevant Records for the longer of: (a) the period of time required by Applicable Law, or (b) [***] following expiration or termination of this Agreement.

6.2. Audit Request. Pfizer shall have the right during the term of this Agreement and for [***] months thereafter to engage, at its own expense, an independent auditor reasonably acceptable to Licensee to examine the Relevant Records from time-to-time, but no more frequently than once every [***]months, as may be necessary to verify compliance with the terms of this Agreement. Such audit shall be requested in writing at least [***]days in advance, and shall be conducted during Licensee's normal business hours and otherwise in a manner that minimizes any interference to Licensee's business operations.

6.3. Audit Fees and Expenses. Pfizer shall bear any and all fees and expenses it may incur in connection with any such audit of the Relevant Records; provided, however, in the event an audit reveals an underpayment by Licensee of more than [***] as to the period subject to the audit, Licensee shall reimburse Pfizer for any reasonable and documented out-of-pocket costs and expenses of the audit within [***] days after receiving invoices thereof, and notwithstanding the provisions of Section 6.2, Pfizer shall have the right to examine the Relevant Records of Licensee up to once [***] for the [***] period following the audit revealing such underpayment.

6.4. Payment of Deficiency. If any audit establishes that Licensee underpaid any amounts due to Pfizer under this Agreement, then Licensee shall pay Pfizer any such deficiency within [***] after receipt of written notice thereof. For the avoidance of doubt, such payment will be considered a late payment, subject to Section 5.9.

7. INTELLECTUAL PROPERTY RIGHTS.

7.1. Pre-existing IP. Subject only to the rights expressly granted to the other Party under this Agreement, each Party shall retain all rights, title and interests in and to any Intellectual Property Rights that are owned, licensed or sublicensed by such Party prior to or independent of this Agreement.

7.2. Patent Prosecution.

7.2.1. Patent Prosecution and Maintenance. Subject to Pfizer's rights set forth in Section 7.2.3 below, and immediately upon Pfizer's transfer of the documentation related to the Licensed Product Patent Rights in accordance with Schedule 3, Licensee will be responsible for filing, prosecuting (including in connection with any reexaminations, oppositions and the like) and maintaining the Licensed Product Patent Rights in the Territory and in Pfizer's name at Licensee's own cost and expense using, as of the Effective Date, [***] as its lead patent counsel and [***] as its annuity service provider to prepare, file, prosecute and maintain the Licensed Product Patent Rights.  At Pfizer's reasonable request, Licensee will provide a patent family status report of the Licensed Product Patent Rights.

7.2.2. Assistance.  As reasonably requested by Licensee in writing, Pfizer shall cooperate, at Licensee's expense, in obtaining patent term restoration (under, but not limited to, the Drug Price Competition and Patent Term Restoration Act), supplementary protection certificates or their equivalents, and patent term extensions with respect to the Licensed Product Patent Rights in the United States and Europe.

7.2.3. Failure to Prosecute or Maintain. In the event Licensee elects to forgo or to not continue filing, prosecution or maintenance of the Licensed Product Patent Rights, Licensee shall notify Pfizer of such election at least [***] days prior to any filing or payment due date, or any other due date that requires action ("Election Notice"). Upon receipt of an Election Notice, Pfizer shall be entitled, upon written notice to Licensee, at its sole discretion and expense, to file or to continue the prosecution or maintenance of such Licensed Product Patent Right in such country in Pfizer's name using counsel of its own choice and at its own expense, in which case, as of the date Licensee provides Pfizer such Election Notice, the license granted in Section 2.1.1 with respect to such Licensed Product Patent Rights shall become non-exclusive and non-sublicensable (to the extent Licensee has not sublicensed such Licensed Product Patent Right prior to providing such Election Notice), and Licensee will have no further rights in respect of the filing, maintenance or enforcement of such Licensed Product Patent Right.

7.2.4. Termination for Patent Challenge.  If Licensee or any of its Affiliates challenges under any court action or proceeding, or before any patent office, the validity, patentability, enforceability, scope or non-infringement of any Licensed Patent Right, or initiates a reexamination of any Licensed Patent Right, or assists any Third Party to conduct any of the foregoing activities, Pfizer will have the right to immediately terminate this Agreement.

8. INFRINGEMENT; MISAPPROPRIATION.

8.1. Notification. Each Party will promptly notify the other Party in writing of any (i) actual or threatened infringement, misappropriation or other violation by a Third Party of any Licensed Technology in the Field and in the Territory of which it becomes aware, including but not limited to the receipt of a Biosimilar Notice with respect to a Product or (ii) declaratory judgment action against any Licensed Patent Right in the Territory in connection with any infringement described in clause (i) (any of (i) or (ii), a "Third Party Infringement").

8.2. Infringement Action.

8.2.1. Right of First Enforcement.

(a) Licensee shall have the first right (but not the obligation), [***], to control enforcement of the Licensed Product Patent Rights against any Third Party Infringement within the scope of its exclusive license and may name Pfizer as a party for standing purposes. Prior to commencing any such action, Licensee shall consult with Pfizer and shall give due consideration to Pfizer's recommendations regarding the proposed action. Licensee shall give Pfizer timely notice of any proposed settlement of any such action instituted by Licensee and shall not, without the prior written consent of Pfizer, enter into any settlement that would: (i) adversely affect the validity, enforceability or scope of any of the Licensed Product Patent Rights, (ii) give rise to liability of Pfizer or its Affiliates, (iii) admit non-infringement of any Licensed Product Patent Rights, or (iv) otherwise impair Pfizer's rights in any Licensed Product Patent Rights or this Agreement.

(b) If Licensee does not, with respect to its first right of enforcement under Section 8.2.1(a), obtain agreement from the alleged infringer to desist or fails or refuses to initiate an infringement action by the earlier of (i) [***] following Licensee's receipt of notice of the alleged infringement, or (ii) [***] days before the expiration date for filing such actions, then Pfizer shall have the right, at its sole discretion, to control such enforcement of the Licensed Product Patent Rights at its sole expense.

8.2.2. Recoveries. Any recoveries (including any amounts received in settlement, judgment, or otherwise) resulting from an action instituted by Licensee relating to a claim of Third Party Infringement pursuant to Section 8.2.1(a) shall first be applied to reimburse each Party's respective reasonable, documented out-of-pocket costs and expenses incurred in connection therewith (including reasonable attorneys' fees). Any remaining recoveries shall be retained by (or if received by Pfizer, paid to) Licensee; provided, however, Pfizer shall be entitled to a payment on such remaining recoveries equal to the amount that Licensee would have paid to Pfizer if such recovery were treated as Net Sales hereunder in the period in which such recovery is received calculated using the royalty rate otherwise applicable under this Agreement for such Net Sales.  If Licensee fails to institute an action or proceeding and Pfizer exercises its right to prosecute such infringement pursuant to Section 8.2.1(b), any remaining recoveries shall be retained by Pfizer.

8.2.3. Other Licensed Technology. Notwithstanding Sections 8.2.1 and 8.2.2, Pfizer shall have the sole right (but not the obligation), at its own expense, to control enforcement in respect of any Third Party Infringement of the Licensed Know-How or the Licensed Platform Patent Rights, and shall retain all recoveries therefrom.  Licensee shall provide reasonable assistance at Pfizer's expense.

9. CONFIDENTIALITY.

9.1. Definition. "Confidential Information" of a Party means the existence, terms and provisions of this Agreement and all other proprietary information and data of a financial, commercial or technical nature that the disclosing Party or any of its Affiliates has supplied or otherwise made available to the other Party or its Affiliates, which are disclosed in writing or, if disclosed orally or visually, summarized in writing and provided to the receiving Party after disclosure. All Licensed Know-How shall be considered Pfizer's Confidential Information. Confidential Information shall not include information that: (a) is, at the time of disclosure or becomes, after the time of disclosure, known to the public or part of the public domain through no breach of this Agreement by the receiving Party or any Recipients to whom it disclosed such information; (b) was known to, or was otherwise in the possession of, the receiving Party prior to the time of disclosure by the disclosing Party; (c) is disclosed to the receiving Party on a non-confidential basis by a Third Party who is entitled to disclose it without breaching any confidentiality obligation to the disclosing Party; or (d) is independently developed by or on behalf of the receiving Party or any of its Affiliates, as evidenced by its written records, without use or access to the Confidential Information.

9.2. Obligations. The receiving Party will protect all Confidential Information against unauthorized disclosure to Third Parties with the same degree of care as the receiving Party uses for its own similar information, but in no event less than a reasonable degree of care. The receiving Party may disclose the Confidential Information to its Affiliates, and their respective directors, officers, employees, subcontractors, current and prospective sublicensees, consultants, attorneys, accountants, banks and investors (collectively, "Recipients") who have a need to know such information for purposes related to this Agreement, provided that the receiving Party shall hold such Recipients to written obligations of confidentiality with terms and conditions at least as restrictive as those set forth in this Agreement. All obligations of confidentiality under this Agreement shall survive expiration or termination of this Agreement for a period of [***].

9.3. Exceptions.

9.3.1. Disclosure Required by Law. The restrictions set forth in this Article 9 shall not apply to any Confidential Information that the receiving Party is required to disclose under Applicable Laws or a court order or other governmental order, provided that the receiving Party: (a) provides the disclosing Party with prompt notice of such disclosure requirement if legally permitted, (b) affords the disclosing Party an opportunity to oppose, limit or secure confidential treatment for such required disclosure and (c) if the disclosing Party is unsuccessful in its efforts pursuant to subsection (b), discloses only that portion of the Confidential Information that the receiving Party is legally required to disclose as advised by the receiving Party's legal counsel.

9.3.2. Disclosure to Assignee of Payments. In the event that Pfizer wishes to assign, pledge or otherwise transfer its rights to receive some or all of the Milestone Payments, Royalties and Transaction Completion Payment payable hereunder, Pfizer may disclose to a Third Party, including any of Pfizer's Third Party licensors, Confidential Information of Licensee in connection with any such proposed assignment, provided that Pfizer shall hold such Third Parties to written obligations of confidentiality and non-use with terms and conditions at least as restrictive as those set forth in this Agreement.

9.4. Right to Injunctive Relief. Licensee agrees that breaches of this Article 9 may cause irreparable harm to Pfizer and shall entitle Pfizer, in addition to any other remedies available to it (subject to the terms of this Agreement), the right to seek injunctive relief enjoining such action.

9.5. Ongoing Obligation for Confidentiality. Upon expiration or termination of this Agreement, the receiving Party shall, and shall cause its Recipients to, destroy or return (as requested by the disclosing Party) any Confidential Information of the disclosing Party, except that the receiving Party (a) may retain a single copy of Confidential Information for the sole purpose of ascertaining its rights and responsibilities in respect of such information and (b) shall not be required to destroy any computer files stored securely by the receiving Party that are created by automatic system back up.

10. REPRESENTATIONS, WARRANTIES AND COVENANTS.

10.1. Representations and Warranties by Each Party. Each Party represents and warrants to the other Party as of the Effective Date that:

10.1.1. it is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation;

10.1.2. it has full corporate power and authority to execute, deliver, and perform under this Agreement, and has taken all corporate action required by Applicable Law and its organizational documents to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement;

10.1.3. this Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms;

10.1.4. all consents, approvals and authorizations from all governmental authorities or other Third Parties required to be obtained by such Party in connection with this Agreement have been obtained; and

10.1.5. the execution and delivery of this Agreement and all other instruments and documents required to be executed pursuant to this Agreement, and the consummation of the transactions contemplated hereby do not and shall not: (i) conflict with or result in a breach of any provision of its organizational documents, (ii) result in a breach of any agreement to which it is a party that would impair the performance of its obligations hereunder; or (iii) violate any Applicable Law.

10.2. Representations and Warranties by Pfizer. Except as set forth in Schedule 10.2, Pfizer represents and warrants to Licensee as of the Effective Date that:

10.2.1. Pfizer has the right to grant the licenses and other rights granted by it to Licensee under this Agreement;

10.2.2. to Pfizer's Knowledge, (a) there is no ongoing litigation to which Pfizer or its Affiliates is a party involving the Licensed Patent Rights and (b) Pfizer has not received written notice from a Third Party threatening any such litigation;

10.2.3. to Pfizer's Knowledge, (a) there is no ongoing litigation, to which Pfizer is a party, involving the Compound or Product and (b) Pfizer has not received written notice from a Third Party threatening any such litigation;

10.2.4. to Pfizer's Knowledge, (a) no claims have been asserted or threatened by any person, nor (b) are there any valid grounds for any claim of any such kind, in each case (a) and (b), (i) challenging the validity, effectiveness, or ownership of the Licensed Patent Rights, and/or (ii) to the effect that the use, reproduction, modification, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in any Licensed Technology infringes or will infringe on any intellectual property right of any person;

10.2.5. to Pfizer's Knowledge, no Third Party is infringing any issued patent included in the Licensed Patent Rights and as of the date hereof, there are no actions, proceedings or claims asserted or threatened in writing by Pfizer alleging infringement, misappropriation or other violation of the Licensed Patent Rights; and

10.2.6. to Pfizer's Knowledge, Pfizer has all right, title and interest in and to the Licensed Technology and the Licensed Technology is free and clear of any liens, charges, encumbrances or rights of others to possession or use.

10.3. Representations, Warranties and Covenants by Licensee.

10.3.1. Licensee represents and warrants to Pfizer that it has the financial and commercial capabilities to Develop and Commercialize the Product and perform its other obligations in accordance with this Agreement and in compliance with all Applicable Laws, and Licensee covenants that it shall continue to maintain such capabilities during the Term of the Agreement.

10.3.2. Licensee covenants to Pfizer that it shall comply with all Applicable Law with respect to the performance of its obligations hereunder.

10.3.3. Licensee represents, warrants, and covenants that any access to the "Sensitive Personal Data" (as defined in 28 C.F.R. Part 202) of "U.S. Persons" (as defined in 28 C.F.R. Part 202), under this Agreement shall be (i) solely for the purpose of fulfilling Licensee's obligations under the Agreement; (ii) in compliance with the requirements in 28 C.F.R. Part 202; and (iii) that it will comply with any request for due diligence information under 28 C.F.R. Section 202.1101(b)(4). Licensee further represents, warrants, and covenants that it will not transfer or provide access, or permit others to transfer or provide access, to the Sensitive Personal Data of U.S. Persons or any part thereof to any third party in a subsequent covered data transaction involving data brokerage, as those terms are defined in 28 C.F.R. Part 202. Pfizer reserves the right to reject any request for, or terminate access to, the Sensitive Data of U.S. Persons that is not consistent with the requirements of 28 C.F.R. Part 202 or of this Agreement.

10.4. Representations, Warranties and Covenants related to Compliance Laws.

10.4.1. Anticorruption. Without limiting the generality of Section 10.3.2, Licensee shall comply with the U.S. Foreign Corrupt Practices Act and any other applicable anti-bribery or anti-corruption laws ("Compliance Laws"). Licensee represents and warrants that neither Licensee, nor its respective Affiliates, nor to Licensee's knowledge, any director, officer, employee, consultant, agent or representative or other person acting on its behalf has taken or will take any action, directly or indirectly, to pay, offer, promise or authorize the payment, or giving of anything of value to any Government Official, or to any person, and has not accepted and will not accept a payment for any item of value: (a) for the purpose of (i) influencing any act or decision of such Government Official(s) in their official capacity, including the failure to perform an official function, in order to assist Licensee or its Affiliates or any beneficiary of the Licensee in obtaining or retaining business, or directing business to any third party, (ii) securing an improper advantage, (iii) inducing such Government Official(s) to use their influence to affect or influence any act or decision of a government entity in order to assist Licensee, its Affiliates or any beneficiary of Licensee in obtaining or retaining business, or directing business to any third party, or (v) providing an unlawful personal gain or benefit, of financial or other value, to such Government Official(s); or (b) otherwise for the benefit of Licensee, or any of its Affiliates in violation of any federal, state, local, municipal, foreign, international, multinational or other administrative law. As used herein, "Government Official" means: (A) any elected or appointed government official (e.g., a member of a ministry of health), (B) any employee or person acting for or on behalf of a government official, agency, or enterprise performing a governmental function, (C) any political party officer, employee, or person acting for or on behalf of a political party or candidate for public office, (D) an employee or person acting for or on behalf of a public international organization, or (E) any person otherwise categorized as a government official under local law. "Government" is meant to include all levels and subdivisions of non-U.S. governments (i.e., local, regional, or national and administrative, legislative, or executive).

10.4.2. Export Control. Neither Licensee nor any of its Affiliates (or any of their respective sublicensees, employees and contractors), in connection with the exercise of Licensee's rights or performance of Licensee's obligations under this Agreement, will cause Pfizer to be in violation of any applicable Global Trade Control Laws.

10.4.3. Restricted Markets. Licensee acknowledges that activities under this Agreement will not (a) be conducted in a Restricted Market; (b) involve individuals ordinarily resident in a Restricted Market; or (c) involve entities from or located in a Restricted Market.

10.4.4. Restricted Parties. With respect to activities performed under this Agreement, Licensee confirms that neither Licensee nor its Affiliates, agents, or subcontractors involved in the activities contemplated under this Agreement are Restricted Parties and that no Restricted Party will be engaged in any activities contemplated under this Agreement or delegated any responsibilities to engage in activities contemplated under this Agreement. In the event that Licensee or any of its Affiliates, agents, or subcontractors involved in the activities contemplated under this Agreement become Restricted Parties, Licensee will immediately inform Pfizer and suspend all activities under this Agreement until Pfizer agrees to move forward. Notwithstanding any cure periods set forth herein, Licensee acknowledges that designation as a Restricted Party will be grounds for immediate termination of this Agreement by Pfizer, for cause, with no cure period.

10.4.5. Restricted Party Screening. Licensee will conduct Restricted Party Screening of the names and addresses of all individuals, agents, subcontractors, carriers (including vessel and airline names), and any other relevant party that is involved, directly or indirectly, in the activities performed under this Agreement.

10.5. Debarment.  Neither Licensee nor any of its Affiliates or permitted sublicensees shall knowingly use in connection with the research, development, Manufacture or commercialization to take place pursuant to this Agreement any employee, consultant or investigator that has been debarred or the subject of debarment proceedings by any regulatory agency.

10.6. No Action Required Which Would Violate Law. In no event shall Pfizer be obligated under this Agreement to take any action or omit to take any action that Pfizer believes, in good faith, would cause Pfizer to violate any Applicable Law, including without limitation the Compliance Laws.

10.7. No Other Warranties. EXCEPT AS EXPRESSLY STATED IN THIS ARTICLE 10, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, INCLUDING BUT NOT LIMITED TO WARRANTIES OF TITLE, NON-INFRINGEMENT, VALIDITY, ENFORCEABILITY, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. ANY INFORMATION, MATERIALS OR SERVICES PROVIDED BY PFIZER OR ITS AFFILIATES IS MADE OR PERFORMED ON AN "AS IS" BASIS WITHOUT WARRANTY WITH RESPECT TO COMPLETENESS, COMPLIANCE WITH REGULATORY STANDARDS OR REGULATIONS OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER KIND OF WARRANTY WHETHER EXPRESS OR IMPLIED.

11. INDEMNIFICATION.

11.1. Indemnification by Licensee. Licensee agrees to indemnify, hold harmless and defend Pfizer and its Affiliates, and their respective officers, directors, employees, contractors, agents and assigns (collectively, "Pfizer Indemnitees"), from and against any Claims arising or resulting from: (a) the Development, Manufacture or Commercialization of the Compound or a Product by or on behalf of Licensee, any of its Affiliates, or any of its or their subcontractors or sublicensees, (b) the practice of any of the Licensed Patent Rights or use of any of the Licensed Know-How by or on behalf of Licensee, any of its Affiliates or any of its or their subcontractors or sublicensees, (c) the negligence, recklessness or wrongful intentional acts or omissions of Licensee, any its Affiliates, or any of its or their subcontractors or sublicensees or (d) any breach by Licensee (whether caused by Licensee, any of its Affiliates or any of its or their subcontractors or sublicensees) of any representation, warranty, covenant or obligation set forth in this Agreement. As used herein, "Claims" means collectively, any and all Third Party demands, claims, actions and proceedings (whether criminal or civil, in contract, tort or otherwise) for losses, damages, liabilities, costs and expenses (including reasonable attorneys' fees).

11.2. Indemnification Procedure. In connection with any Claim for which Pfizer seeks indemnification from Licensee pursuant to this Agreement, Pfizer shall: (a) give Licensee prompt written notice of the Claim; provided, however, that failure to provide such notice shall not relieve Licensee from its liability or obligation hereunder, except to the extent of any material prejudice as a direct result of such failure; (b) cooperate with Licensee, at Licensee's expense, in connection with the defense and settlement of the Claim; and (c) permit Licensee to control the defense and settlement of the Claim; provided, however, that Licensee may not settle the Claim without Pfizer's prior written consent, which shall not be unreasonably withheld or delayed, in the event that such settlement materially adversely impacts Pfizer's rights or obligations. Further, Pfizer shall have the right to participate (but not control) and be represented in any suit or action by counsel of its selection and at its own expense.

12. LIMITATION OF LIABILITY.

12.1. Consequential Damages Waiver. EXCEPT FOR A BREACH OF ARTICLE 9 OR OBLIGATIONS ARISING UNDER ARTICLE 11, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS OR LOST REVENUES REGARDLESS OF WHETHER IT HAS BEEN INFORMED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES OR THE TYPE OF CLAIM, CONTRACT OR TORT (INCLUDING NEGLIGENCE).

12.2. Liability Cap. IN NO EVENT SHALL PFIZER'S LIABILITY FOR DAMAGES IN CONNECTION WITH THIS AGREEMENT EXCEED THE AMOUNT OF THE UPFRONT PAYMENT ACTUALLY RECEIVED BY PFIZER NET OF THE DEVELOPMENT FUNDING PAYMENT PAID TO LICENSEE REGARDLESS OF WHETHER PFIZER HAS BEEN INFORMED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES OR THE TYPE OF CLAIM, CONTRACT OR TORT (INCLUDING NEGLIGENCE).

13. TERM; TERMINATION.

13.1. Term. The term of this Agreement ("Term") shall commence as of the Effective Date and shall expire upon the last-to-expire Royalty Term.

13.2. Termination for Cause. Each Party shall have the right, without prejudice to any other remedies available to it at law or in equity, to terminate this Agreement in the event the other Party materially breaches any of its obligations hereunder and fails to cure such breach within [***] of receiving notice thereof; provided, however, if such breach is capable of being cured, but cannot be cured within such [***] period, and the breaching Party initiates actions to cure such breach within such period and thereafter diligently pursues such actions, the breaching Party shall have such additional period as is reasonable to cure such breach, but in no event will such additional period exceed [***]. Any termination by a Party under this Section 13.2 shall be without prejudice to any damages or other legal or equitable remedies to which it may be entitled from the other Party. For the avoidance of doubt, Licensee's failure to use Commercially Reasonable Efforts to Develop and Commercialize the Product or failure to make a Milestone Payment or Royalty payment shall constitute a material breach by Licensee under this Agreement. Without limiting the foregoing, Pfizer may, at any time, terminate this Agreement immediately upon written notice in the event that Pfizer concludes, in its sole opinion, that Licensee has breached any of the representations or warranties in Section 10.4 of this Agreement or otherwise failed to meet its obligations under Section 10.4 of this Agreement.

13.3. Termination for a Bankruptcy Event. Each Party shall have the right to terminate this Agreement in the event of a Bankruptcy Event with respect to the other Party. "Bankruptcy Event" means the occurrence of any of the following: (a) the institution of any bankruptcy, receivership, insolvency, reorganization or other similar proceedings by or against a Party under any bankruptcy, insolvency, or other similar law now or hereinafter in effect, including any section or chapter of the United States Bankruptcy Code, as amended or under any similar laws or statutes of the United States or any state thereof (the "Bankruptcy Code"), where in the case of involuntary proceedings such proceedings have not been dismissed or discharged within [***] after they are instituted, (b) the insolvency or making of an assignment for the benefit of creditors or the admittance by a Party of any involuntary debts as they mature, (c) the institution of any reorganization, arrangement or other readjustment of debt plan of a Party not involving the Bankruptcy Code, (d) appointment of a receiver for all or substantially all of a Party's assets, or (e) any corporate action taken by the board of directors of a Party in furtherance of any of the foregoing actions.

13.4. Termination for Convenience. For the period from the Effective Date until the dosing of the first patient in a Phase I Clinical Trial of a Product, Licensee shall have the right to terminate this Agreement for convenience upon [***] prior written notice to Pfizer. Following commencement of such Phase I Clinical Trial, and continuing through the end of the Term, Licensee shall have the right to terminate this Agreement for convenience upon [***] prior written notice to Pfizer.

13.5. Effects of Termination.

13.5.1. Termination by Licensee for Cause or Bankruptcy Event. In the event that Licensee terminates this Agreement pursuant to Section 13.2 or Section 13.3, the following shall apply:

(a) Rights and Obligations. Except as otherwise provided herein, all rights and obligations of each Party hereunder shall cease, including, subject to Section 13.5.1(b), the licenses granted to Licensee pursuant to Section 2.1.

(b) Licensee Inventory. Licensee shall have the right to sell its remaining inventory of Product so long as Licensee has fully paid, and continues to pay when due, all Royalties, Milestone Payments, Transaction Completion Payments and Sublicensing Income payments owed to Pfizer, and Licensee is otherwise not in material breach of this Agreement; provided, however, that if the First Commercial Sale has not occurred with respect to a Product, then Licensee shall not have the right to sell its remaining inventory of such Product. For the avoidance of doubt, all Royalties, Milestone Payments, Transaction Completion Payments and Sublicensing Income payments accrued or payable to Pfizer under the terms of this Agreement shall continue to be due and payable by Licensee to Pfizer notwithstanding the expiration or earlier termination of this Agreement.

13.5.2. Termination by Pfizer for Cause, Bankruptcy Event; Termination by Licensee for Convenience. In the event that Pfizer terminates this Agreement pursuant to Section 7.2.4, 13.2, Section 13.3, or Section 17.4, or Licensee terminates this Agreement pursuant to Section 13.4 or 17.4, the following shall apply:

(a) Rights and Obligations. Except as otherwise provided herein, all rights and obligations of each Party hereunder shall cease.

(b) Licenses. Pfizer shall have and Licensee hereby grants to Pfizer, effective as of the date of such termination, a perpetual, irrevocable, worldwide, fully-paid up, royalty-free exclusive right and license, with the right to grant sublicenses, under the Developed IP, as it exists as of the effective date of such termination, to use, Develop, Commercialize and Manufacture Compound and Product.

(c) Transition. During the notice period provided in Section 13.2 or Section 13.4, as applicable to such termination, or as soon as practicable upon notice of termination pursuant to Section 13.3, at Pfizer's sole option, Pfizer shall prepare and the Parties shall negotiate a transition plan that will include, at a minimum, a plan for accomplishing the activities described in this Section 13.5.2(c).

(i) Continued Development. At Pfizer's request and expense, Licensee shall continue on-going Development for a mutually agreed-upon period following terminating of this Agreement, which period shall not be less than [***] months unless otherwise agreed to by the Parties. For avoidance of doubt, if Pfizer chooses not to continue a Clinical Trial initiated by Licensee, Licensee shall be solely responsible for the cost of winding down such trial, including compliance with any ethical or other requirements imposed by an applicable Regulatory Authority.

(ii) Technology Transfer. At Pfizer's request, Licensee shall make available to Pfizer all currently available records and data which exist and are Controlled by Licensee as of the effective date of termination and are necessary or useful for Pfizer to continue using, Developing, Commercializing and Manufacturing the Product.

(iii) Regulatory Matters. At Pfizer's request, Licensee shall transfer and assign to Pfizer (or its designee) all Regulatory Approvals, pricing approvals and Regulatory Filings held by Licensee with respect to the Compound or Product, provided that if such transfer and assignment is not permitted by the applicable Regulatory Authority, Licensee shall permit Pfizer to cross-reference and rely upon such Regulatory Approvals, pricing approvals and Regulatory Filings. Licensee shall make available to Pfizer copies of all regulatory documentation and records related to the Product, including information contained in the regulatory and safety databases. The Parties shall cooperate to ensure the prompt transition of regulatory responsibilities for the Product from Licensee to Pfizer.

(iv) Trademarks. Pfizer shall have a fully paid-up, royalty-free, worldwide, transferable, sublicensable, perpetual and irrevocable license to use the trademarks associated with a Product solely for the purpose of using, Developing, Commercializing and Manufacturing the Product. Pfizer shall have a transitional license to use Licensee's trademarks and promotional materials solely for the purpose of using, Developing, Commercializing and Manufacturing the Product.

(v) Inventory and Supply. At Pfizer's request, Licensee shall transfer to Pfizer (or its designee) all Product, components and in-process inventory produced or held by Licensee with respect to the Manufacture of Products. At Pfizer's request, if Licensee has sublicensed to a CMO to Manufacture the Product, Licensee promptly assign such sublicense to Pfizer, or if not, Licensee shall continue to Manufacture or have Manufactured the Product for a period of not less than [***], including, at Pfizer's request, a reasonable stock build. Pfizer shall pay to Licensee the actual cost of manufacturing associated with inventory and Product received by Pfizer pursuant to this Section 13.5.2(c)(v).

(vi) Third Party Agreements. At Pfizer's request, to the extent Licensee is able to do so, Licensee shall assign to Pfizer (or its designee) any agreements with Third Parties with respect to the Development, Commercialization and Manufacture of the Product. With respect to Third Party agreements that Licensee is not able to assign to Pfizer, Licensee shall cooperate to give Pfizer the benefit of such contracts for a reasonable transitional period.

(d) Licensee Inventory. In the event that Licensee terminates this Agreement pursuant to Section 13.4 after the First Commercial Sale of a Product, and Pfizer elects not to initiate transition activities pursuant to Section 13.5.2(c), Licensee shall have the right to sell its remaining inventory of such Product so long as Licensee has fully paid, and continues to pay when due, all Royalties, Milestone Payments, Sublicensing Income payments or Transaction Completion Payments owed to Pfizer, and Licensee is otherwise not in material breach of this Agreement.

13.6. Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing hereunder prior to such expiration or termination. Without limiting the foregoing, the provisions of Sections 1, 6, 7.1, 9, 10.7, 11, 12, 13.5, 14.1, 15, 16, 17.3, 17.5, 17.6, 17.7, 17.8, 17.10, and 17.14  shall survive expiration or termination of this Agreement.  In addition, Article 5 shall survive expiration or termination of this Agreement with respect to amounts that accrued prior to such expiration or termination and remain unpaid.

14. PUBLICITY; PUBLICATIONS.

14.1. Use of Names. Subject to Pfizer's rights pursuant to Section 13.5.2(c)(iv), neither Party (nor any of its Affiliates or agents) shall use the registered or unregistered trademarks, service marks, trade dress, trade names, logos, insignia, domain names, symbols or designs of the other Party or its Affiliates in any press release, publication or other form of promotional disclosure without the prior written consent of the other Party in each instance.

14.2. Press Releases. The Parties acknowledge that one or both Parties, either singly or jointly, may desire to publish one or more press releases relating to this Agreement, the license granted hereunder. However, each Party agrees not to issue any press release or other public statement, whether written, electronic, oral or otherwise, disclosing the existence of this Agreement, the terms hereof or any information relating to this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed. Neither Party will be prevented from complying with any duty of disclosure it may have pursuant to Applicable Law or the rules of any recognized stock exchange so long as the disclosing Party provides the other Party at least [***] prior written notice to the extent practicable and only discloses information to the extent required by Applicable Law or the rules of any recognized stock exchange.

14.3. Publications. During the Term, Licensee shall submit to Pfizer for review and approval any proposed academic, scientific or medical publication or public presentation that contains Pfizer's Confidential Information. Such review and approval will be conducted for the purposes of preserving the value of the Licensed Technology and determining whether any portion of the proposed publication or presentation containing Pfizer's Confidential Information should be modified or deleted. Written copies of such proposed publication or presentation required to be submitted hereunder shall be submitted to Pfizer no later than [***] before submission for publication or presentation (the "Review Period"). Pfizer shall provide its comments with respect to such publications and presentations within [***] of its receipt of such written copy. The Review Period may be extended for an additional [***] days in the event Pfizer can, within [***] of receipt of the written copy, demonstrate reasonable need for such extension including for the preparation and filing of patent applications. Licensee will comply with standard academic practice regarding authorship of scientific publications and recognition of contribution of other parties in any publication governed by this Section 14.3, including International Committee of Medical Journal Editors standards regarding authorship and contributions.

15. LICENSEE INSURANCE.

15.1. Insurance Requirements. Licensee will maintain during the Term and until the later of: (a) [***] years after termination or expiration of this Agreement, or (b) the date that all statutes of limitation covering claims or suits that may be instituted for personal injury based on the sale or use of the Product have expired, commercial general liability insurance from a minimum "A-" AM Bests rated insurance company, including contractual liability and product liability or clinical trials, if applicable, with coverage limits of not less than [***]U.S. Dollars per occurrence and [***]U.S. Dollars in the aggregate. Licensee has the right to provide the total limits required by any combination of primary and umbrella/excess coverage. The minimum level of insurance set forth herein shall not be construed to create a limit on Licensee's liability hereunder. Such policies shall name Pfizer and its Affiliates as additional insured (usually for US, Canada and Puerto Rico exposures) or indemnify Pfizer and its Affiliates, as principal (usually for rest of world exposures) and provide a waiver of subrogation in favor of Pfizer and its Affiliates. Such insurance policies shall be primary and non-contributing with respect to any other similar insurance policies available to Pfizer or its Affiliates. Any deductibles for such insurance shall be assumed by Licensee.

15.2. Policy Notification. Licensee shall provide Pfizer with certified copies of such policies or original certificates of insurance evidencing such insurance: (a) prior to execution by both Parties of this Agreement, and (b) prior to expiration of any one coverage. Licensee shall provide that Pfizer shall be given at least [***] written notice prior to cancellation, termination or any material change to restrict the coverage or reduce the limits afforded.

16. DISPUTE RESOLUTION.

16.1. Arbitration.

16.1.1. General. Any disputes, controversies or other claims arising out of this Agreement, its interpretation, validity, performance, enforceability, breach or termination ("Disputes") that are not settled amicably shall be referred by sending written notice of the Dispute to the other Party for final and binding arbitration with the office of the American Arbitration Association in New York County, New York in accordance with the then-prevailing commercial arbitration rules of the American Arbitration Association.

16.1.2. Number of Arbitrators. The arbitration shall be settled by one (1) arbitrator who is neutral to the Parties, and the Parties shall endeavor to jointly appoint the arbitrator. If the Parties fail to jointly appoint the arbitrator within [***] days of the arbitration being initiated, the appointment shall be made by the American Arbitration Association.

16.1.3. Powers of the Arbitrator.

(a) The arbitrator is authorized to award to the prevailing Party, if a prevailing party is determined by the arbitrator, such Party's costs and expenses, including attorneys' fees.

(b) The arbitrator may not award punitive, exemplary, or consequential damages, nor may the arbitrator apply any multiplier to any award of actual damages, except to the extent permitted under Section 12.1 or as may be required by statute.

(c) The arbitrator shall have the discretion to hear and determine at any stage of the arbitration any issue asserted by any Party to be dispositive of any claim or counterclaim, in whole or part, in accordance with such procedure as the arbitrator may deem appropriate, and the arbitrator may render an award on such issue.

(d) In addition to the authority conferred on the arbitrator by the rules designated in this Agreement, and without prejudice to any provisional measures that may be available from a court of competent jurisdiction, the arbitrator shall have the power to grant any provisional measures that the arbitrator deems appropriate, including but not limited to provisional injunctive relief, and any provisional measures ordered by the arbitrator may, to the extent permitted by Applicable Law, be deemed to be a final award on the subject matter of the measures and shall be enforceable as such.

16.1.4. Confidentiality. No information concerning an arbitration, beyond the names of the parties and the relief requested, may be unilaterally disclosed to a Third Party by any Party unless required by Applicable Law.  Any documentary or other evidence given by a Party or witness in the arbitration shall be treated as confidential by any Party whose access to such evidence arises exclusively as a result of its participation in the arbitration, and shall not be disclosed to any Third Party (other than a witness or expert), except as may be required by Applicable Law.

16.2. No Trial By Jury. THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO TRIAL BY JURY.

17. GENERAL PROVISIONS.

17.1. Assignment. Neither Party may assign its rights and obligations under this Agreement without the other Party's prior written consent, except that: (a) Pfizer may assign to a Third Party its rights to receive some or all of the payments payable hereunder, (b) each Party may assign its rights and obligations under this Agreement or any part hereof to one or more of its Affiliates without the consent of the other Party; and (c) in the event of a Change of Control of a Party, such Party may assign this Agreement to the surviving party resulting from such Change of Control. The assigning Party shall provide the other Party with prompt written notice of any such assignment. Any permitted assignee pursuant to clauses (b) and (c) above shall assume all obligations of its assignor under this Agreement, and no permitted assignment shall relieve the assignor of liability for its obligations hereunder. Any attempted assignment in contravention of the foregoing shall be void.

17.2. Severability. Should one or more of the provisions of this Agreement become void or unenforceable as a matter of law, then such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement, and the Parties agree to substitute a valid and enforceable provision therefor which, as nearly as possible, achieves the desired economic effect and mutual understanding of the Parties under this Agreement.

17.3. Governing Law. This Agreement shall be governed by and construed under the laws in effect in the State of New York, U.S. without giving effect to any conflicts of laws provision thereof or of any other jurisdiction that would produce a contrary result. Article 16 does not intend to deprive any New York court of competent jurisdiction with respect to its power to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of arbitration proceedings or the enforcement of any judgment or award. In any such action, the courts of New York shall have exclusive jurisdiction over any action brought to enforce this Agreement, and each of the Parties hereto irrevocably: (a) submits to such exclusive jurisdiction for such purpose; (b) waives any objection which it may have at any time to the laying of venue of any proceedings brought in such courts; (c) waives any claim that such proceedings have been brought in an inconvenient forum, (d) further waives the right to object with respect to such proceedings that any such court does not have jurisdiction over such Party, and (e) consents to service of process in the manner provided by Section 17.8 or by first class certified mail, return receipt requested, postage prepaid.

17.4. Force Majeure. Except with respect to delays or nonperformance caused by the negligent or intentional act or omission of a Party, any delay or nonperformance by such Party (other than payment obligations under this Agreement) will not be considered a breach of this Agreement to the extent such delay or nonperformance is caused by acts of God, natural disasters, acts of the government or civil or military authority, fire, floods, epidemics, quarantine, energy crises, war or riots or other similar cause outside of the reasonable control of such Party (each, a "Force Majeure Event"), provided that the Party affected by such Force Majeure Event will promptly begin or resume performance as soon as reasonably practicable after the event has abated. If the Force Majeure Event prevents a Party from performing any of its obligations under this Agreement for one hundred eighty (180) days or more, then the other Party may terminate this Agreement immediately upon written notice to the non-performing Party.

17.5. Waivers and Amendments. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

17.6. Relationship of the Parties. Nothing contained in this Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Pfizer and Licensee, or to constitute one Party as the agent of the other. Moreover, each Party agrees not to construe this Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other Party.

17.7. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

17.8. Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt), (b) sent by email (and a copy of such notice is promptly sent by personal delivery, registered or certified mail, or overnight courier)or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses set forth below (or to such other addresses as a Party may designate by written notice):

If to Pfizer:

Pfizer Inc.

66 Hudson Boulevard East

New York, NY 10001-2192

Attention: Chief Counsel, M&A and Licensing

Email: [***]

If to Licensee:

Medicus Pharma Inc.

300 Conshohocken State Rd Suite 200

W Conshohocken PA 19428

Attention: Carolyn Bonner, Chief Financial Officer

Email: [***]

17.9. Further Assurances. Licensee and Pfizer hereby covenant and agree without the necessity of any further consideration, to execute, acknowledge and deliver any and all such other documents and take any such other action as may be reasonably necessary or appropriate to carry out the intent and purposes of this Agreement.

17.10. No Third Party Beneficiary Rights. This Agreement is not intended to and shall not be construed to give any Third Party any interest or rights (including, without limitation, any third party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby.

17.11. Entire Agreement; Confidentiality Agreement.

17.11.1. This Agreement, together with its Schedules, sets forth the entire agreement and understanding of the Parties as to the subject matter hereof and supersedes all proposals, oral or written, and all other prior communications between the Parties with respect to such subject matter, including, without limitation, that certain Confidential Disclosure Agreement by and between the Parties, dated December 11, 2025 ("CDA"). The Parties acknowledge and agree that, as of the Effective Date, all Confidential Information (as defined in the CDA) disclosed by Pfizer or its Affiliates pursuant to the CDA shall be considered Pfizer's Confidential Information and subject to the terms set forth in this Agreement.

17.11.2. In the event of any conflict between a material provision of this Agreement and any Schedule hereto, the Agreement shall control.

17.12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.13. Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

17.14. Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, any rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.

[Signature page to follow]

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

MEDICUS PHARMA INC.		PFIZER INC.

By:	/s/ Raza Bokhari	By:	/s/ Deborah Baron

Name:	Raza Bokhari	Name:	Deborah Baron

Title:	Executive Chairman & CEO	Title:	SVP Worldwide Business Development

SCHEDULE 1.54

KNOWLEDGE

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SCHEDULE 1.56

LICENSED PRODUCT PATENT RIGHTS

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SCHEDULE 1.57

LICENSED PLATFORM PATENT RIGHTS

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SCHEDULE 3

TRANSFER ACTIVITIES

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SCHEDULE 10.2

DISCLOSURES

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